EXHIBIT 99.1

Student Transportation Inc. Adds Barbara Basney to Its Board of Directors

VP of Global Advertising and Media for Xerox Helps Diversify Thought, Expertise

WALL, N.J., Nov. 19, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. (Nasdaq:STB) (TSX:STB), North America's most trusted provider of school transportation, announced today that its Board of Directors has unanimously accepted the nomination of Barbara Basney to join the Board effective immediately.

Ms. Basney is a seasoned senior executive and currently serves as Vice President of Global Advertising and Media for the Xerox Corporation headquartered in Norwalk, Connecticut. She is a board member of the Ad Council and International Advertising Association.

"Barbara is an outstanding addition to our board," said Chairman and CEO Denis J. Gallagher. "She is a forward-thinking, energetic marketing professional with over 24 years of corporate managerial experience. Working at a very senior level in such a global company as the Xerox Corporation, she brings tremendous strategic capabilities and insight into today's new media. As we modify our approach in developing our customer outreach, she will be a valuable asset not only to me, but to the board as well. Our board has appointed three woman directors in the past three years, which brings not only diversity of gender to the board, but also diversity of experiences and thought, which is what makes an effective board. I am pleased by the work our board has done on behalf of our shareholders to modify and adapt to our changing business strategies."

About

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: For more information, please contact:

         Patrick Gallagher
         Marketing & Communications Manager
         (843) 884-2720

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com